UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

VSB Bancorp, Inc.
(Name of Issuer)

Common, par value $0.0001
(Title of Class of Securities)

917927105
(CUSIP Number)

Ralph M. Branca
VSB Bancorp, Inc.
4142 Hylan Boulevard
Staten Island, New York 10308
(718) 979-1100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 24, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “1934 Act”) or otherwise subject to the liabilities of that section of the 1934 Act but shall be subject to all other provisions of the 1934 Act (however, see the Notes).

Page 1 of 5 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Raffaele M. Branca

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)			☐
(b)			☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF, OO, SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

94,683

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

94,683

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

94,683

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☒
Excludes 700 shares owned by Mr. Branca’s spouse where he disclaims beneficial ownership.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.08%[1]

14	TYPE OF REPORTING PERSON*

IN

[1] Based upon 1,841,632 shares of Common Stock outstanding as reported by VSB Bancorp, Inc. in its 2009 Proxy Statement filed on or about March 27, 2009 and 20,525 shares issued pursuant to stock options exercisable within 60 days of March 25, 2009.

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Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, $0.0001 par value (“Common Stock”), of VSB Bancorp, Inc. (“Issuer”), a New York Corporation whose principal executive offices are located at 4142 Hylan Boulevard, Staten Island, New York 10308.

Item 2.	Identity and Background.

This Schedule 13D is filed by and on behalf of Raffaele M. Branca, an individual whose business address is VSB Bancorp, Inc., 4142 Hylan Boulevard, Staten Island, New York 10308. He is a citizen of the United States of America. Mr. Branca has served as President, Chief Executive Officer and Director of the Issuer and President, Chief Executive Officer and Director of the Issuer’s subsidiary, Victory State Bank, since November 15, 2007. From November 13, 1997 to November 14, 2007, Mr. Branca served as Executive Vice President, Chief Financial Officer and Director of the Issuer and Executive Vice President, Chief Financial Officer and Director of the Issuer’s subsidiary, Victory State Bank.

During the last five years, Mr. Branca has not been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors).

During the last five years, Mr. Branca has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal, state security laws or finding any violation with respect to such laws.

Item 3.	Source or Amount of Funds or Other Consideration.

All shares of Common Stock that Mr. Branca holds directly or through his IRA were acquired in the original offering of the securities, open market transactions, or through the Issuer’s stock plans with his personal funds. No bank financing was involved in any acquisitions. The stock options to purchase 20,525 shares of Common Stock were granted to Mr. Branca on various dates (see Item 6) in connection with his service as an Executive Officer of the Issuer and for service as a Director of the Issuer. Shares of Common Stock were allocated pursuant to the Issuer’s Employee Stock Ownership Plan were allocated to Mr. Branca on various dates (see Item 6) in connection with his service as an Executive Officer of the Issuer

Item 4.	Purpose of the Transaction.

Mr. Branca recent 2008 allocation of the Issuer’s Common Stock under the Issuer’s Employee Stock Option Plans is described below under 5(c).

Item 5.	Interest in Securities of the Issuer.

(a)

Mr. Branca beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, an aggregate of 94,683 shares of Common Stock, representing 5.08% of the outstanding shares of Common Stock based upon 1,841,632 shares of Common Stock outstanding as reported by the Issuer in its 2009 Proxy Statement filed on or about March 27, 2009 and 20,525 shares issued pursuant to stock options exercisable within 60 days of March 25, 2009. Mr. Branca’s Common Stock includes (i) 19,937 shares of Common Stock held directly; (ii) 50,218 shares of Common Stock held in his IRA; (iii) 20,525 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of March 25, 2009; and (iv) 4,002 shares of Common Stock allocated under the Issuer’s Employee Stock Ownership Plan.

(b) Mr. Branca has sole votive power over the aggregate 94,683 shares of Common Stock.

Page 3 of 5 Pages

	(c)	During the last 60 days, Mr. Branca received his 2008 allocation of 1,028 shares of Common Stock under the Issuer’s Employee Stock Ownership Plan, at a price of $8.72, on March 24, 2009.

(d)

No person holds the right to receive or power to direct dividends or proceeds in respect to Common Stock beneficially owned by Mr. Branca except for the 4,002 shares of Common Stock allocated under the Issuer’s Employee Stock Ownership Plan.

	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On June 8, 1999, pursuant to the Issuer’s Restated 1998 Incentive Stock Option Plan, Mr. Branca received a ten-year incentive stock option to purchase up to 5,500 shares of Common Stock at the purchase price of $5.10 per share, the closing price of the Common Stock on the date of grant. These options vested at the rate of 20% per year, as measured by the grant date. For additional terms, see Exhibit 99.1 incorporated by reference to this Schedule 13D.

On April 25, 2000, pursuant to the Issuer’s Restated 2000 Incentive Stock Option Plan, Mr. Branca received a ten-year incentive stock option to purchase up to 8,125 shares of Common Stock at the purchase price of $4.75 per share, the closing price of our Common Stock on the date of grant. These at the rate of 20% per year, as measured from the grant date. For additional terms, see Exhibit 99.2 incorporated by reference to this Schedule 13D.

On April 27, 2004, pursuant to the Issuer’s 2004 Directors Stock Option Plan, Mr. Branca received a ten-year non-qualified stock option to purchase 6,250 shares of Common Stock at the purchase price of $17.60 per share, the closing price of our Common Stock on the date of grant. These vesting of these options were accelerated in December 2005 and are fully vested. For additional terms, see Exhibit 99.3 incorporated by reference to this Schedule 13D.

On May 1, 2004, the Issuer instituted the Employee Stock Ownership Plan (“ESOP”) for employees. Employees of the Issuer and any of the Issuer’s subsidiaries who have been credited with at least 1,000 hours of service during a designated 12-month period and who have attained age 21 are eligible to participate. Mr. Branca is a participant in the ESOP. Stock purchased with the proceeds of the loan are allocated annually to employee accounts in the ESOP in a gradual manner as it is released from the security interest for the ESOP loan. For additional terms, see Exhibit 99.4 incorporated by reference to this Schedule 13D.

On November 15, 2007, pursuant to the Issuer’s Restated 2000 Incentive Stock Option Plan and Mr. Branca’s appointment as President & CEO of the Issuer, Mr. Branca received a ten-year incentive stock option to purchase up to 3,250 shares of Common Stock at the purchase price of $11.75 per share, the closing price of our Common Stock on the date of grant. These at the rate of 20% per year for the first two years and the grant will full vest at the end of the third year, as measured from the grant date. For additional terms, see Exhibit 99.2 and Exhibit 99.5 incorporated by reference to this Schedule 13D.

To the best knowledge of Mr. Branca, there are no other contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.	Material to be filed as Exhibits.

The following documents are incorporated by reference to this Schedule 13D:

99.1

Form of Notice of Stock Option Award and Stock Option Award Agreement for options granted under the Issuer’s Restated 1998 Incentive Stock Option Plan (incorporated by reference as previously filed as an exhibit on Form 10-KSB (File No. 0-05237) as filed with the Securities and Exchange Commission on March 26, 2008).

99.2

Form of Notice of Stock Option Award and Stock Option Award Agreement for options granted under the Issuer’s Restated 2000 Incentive Stock Option Plan (incorporated by reference as previously filed as an exhibit on Form 10-KSB (File No. 0-05237) as filed with the Securities and Exchange Commission on March 26, 2008).

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99.3

Form of Notice of Stock Option Award and Stock Option Award Agreement for options granted under the Issuer’s 2004 Directors Stock Option Plan (incorporated by reference as previously filed as an exhibit included in the Issuer’s proxy statement for its 2004 Annual Meeting of Stockholders on Form 14A (File No. 0-50237) as filed with the Securities and Exchange Commission on March 24, 2004).

99.4

The Issuer’s Employee Stock Ownership Plan for shares of Common Stock allocated among eligible participants (incorporated by reference as previously filed as an exhibit included in the Issuer’s proxy statement for its 2004 Annual Meeting of Stockholders on Form 14A (File No. 0-50237) as filed with the Securities and Exchange Commission on March 24, 2004).

99.5

Employment Agreement among Raffaele M. Branca, VSB Bancorp, Inc. and Victory State Bank (incorporated by reference as previously filed as exhibit on the Issuer’s Form 8-K (File No. 0-50237) as filed with the Securities and Exchange Commission on November 16, 2007).

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 2009

By:	/s/ Raffaele M. Branca

Raffaele M. Branca

Page 5 of 5 Pages